

13002447

No Act

RE 1/17/13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2013

Mark K. Boling
Southwestern Energy Company
mboling@swn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-07-13

Re: Southwestern Energy Company
Incoming letter dated January 17, 2013

Dear Mr. Boling:

This is in response to your letters dated January 17, 2013, February 7, 2013 and March 4, 2013 concerning the shareholder proposal submitted to Southwestern Energy by John Chevedden. We also have received a letter from the proponent dated March 4, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 7, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Southwestern Energy Company
Incoming letter dated January 17, 2013

The proposal asks the board to adopt a policy that in the event of a change of control, there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis.

There appears to be some basis for your view that Southwestern Energy may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual shareholders' meeting include a proposal sponsored by Southwestern Energy to approve the 2013 Long-Term Incentive Plan. You indicate that the proposal would directly conflict with Southwestern Energy's proposal. You also indicate that inclusion of the proposal and Southwestern Energy's proposal in Southwestern Energy's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Southwestern Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Southwestern Energy relies.

Sincerely,

Joseph G. McCann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, March 04, 2013 11:32 AM
To: shareholderproposals
Cc: Kay-Linh Pham
Subject: No Action Request Southwestern Energy Company (SWN)

Follow Up Flag: Follow up
Flag Status: Completed

Attention:
U.S. Securities and Exchange Commission
Division of Corporation Finance

RE: No-Action Request regarding Chevedden shareholder proposal

Ladies and Gentlemen:

The company has not provided any information on Mr. Mark Boling's conversation with the Staff and whether the conversation represents a substantial retreat or a less than substantial retreat from the company no action request letters.
Sincerely,
John Chevedden

From:	Kay-Linh Pham <Kay-Linh_Pham@SWN.COM>
Sent:	Monday, March 04, 2013 11:19 AM
To:	shareholderproposals
Cc:	Mark K. Boling; *** FISMA & OMB Memorandum M-07-16 ***
Subject:	Southwestern Energy Company: RE: Shareholder Proposal of John Chevedden

Attention:
U.S. Securities and Exchange Commission
Division of Corporation Finance

RE: No-Action Request regarding Chevedden shareholder proposal

Ladies and Gentlemen:

Further to your conversation with Mr. Mark Boling, this is to confirm that the Board of Directors of Southwestern Energy Company approved the 2013 Incentive Plan (the "Plan") on February 19, 2013. The company will submit the Plan to its shareholders at the company's 2013 annual meeting for approval. The Plan will be included as a company-sponsored proposal in the company's 2013 proxy materials.

Please do not hesitate to contact us should you have any further questions.

Best regards,

Kay-Linh H. Pham
Attorney
Southwestern Energy Company
(o) 281.618.7763 |(f) (281) 618-4820
kaylinh_pham@swn.com



Mark K. Boling
General Counsel

Corporate Office
2350 N Sam Houston Pkwy E
Suite 125
Houston, Texas 77032
Tel: 281 618 4806
Fax: 281 618 4820
mboling@swn.com

February 7, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Southwestern Energy Company
Shareholder Proposals of the Massachusetts Laborers' Pension Fund and John Chevedden
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Southwestern Energy Company, a Delaware corporation (the "Company"), is filing this letter as a supplement to its letter dated January 17, 2013 (the "Original No-Action Letter"). The Original No-Action Letter requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and supporting statement (together, the "Chevedden Proposal") submitted by John Chevedden may be excluded from the Company's proxy materials for its 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials"). The Original No-Action Letter made a request for no action relief pursuant to Rule 14a-8(i)(11) based in part on the fact that the Chevedden Proposal is substantially duplicative of the proposal and supporting statement concurrently submitted by the Massachusetts Laborers' Pension Fund.

As indicated in the Massachusetts Laborers' Pension Fund's letter dated January 29, 2013, attached to this letter as Exhibit A, the Massachusetts Laborers' Pension Fund has withdrawn its proposal and supporting statement. Accordingly, the Company hereby withdraws the portion of its request for no-action relief that relates to Rule 14a-8(i)(11).

The Company continues to request that the Staff concur with its view that the Chevedden Proposal may be properly excluded from its 2013 Proxy Materials (i) pursuant to Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by the Company to its shareholders relating to the adoption of a new long-term equity-based compensation plan and (ii) pursuant to Rule 14a-8(i)(3) because it is vague and indefinite.

* * * *

If the Staff does not concur with the Company's position, the Company would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the proponents copy the undersigned on any response it may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact the undersigned or Ryan Maierson of Latham & Watkins LLP at (713) 546-7420 to discuss any questions you may have regarding this matter.

Very truly yours,



Mark K. Boling

cc: Jennifer O'Dell, Assistant Director, LIUNA Department of Corporate Affairs
Barry C. McAnarney, Executive Director, Massachusetts Laborers' Pension Fund
John Chevedden

Enclosures

Doc 6804

Exhibit A

<u>Massachusetts Laborers' Pension Fund Letter of Withdrawal</u>

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
BURLINGTON, MASSACHUSETTS 01803-5201
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

January 29, 2013

Via Facsimile
281-618-4820

Mr. Mark Boling
EVP, General Counsel, and Corporate Secretary
Southwestern Energy Company
2350 N. Sam Houston Parkway
Suite 125
Houston, TX 77032

Dear Mr. Boling:

On behalf of the Massachusetts Laborers' Pension Fund, I hereby withdraw the shareholder proposal submitted by the Fund for inclusion in the Southwestern Energy Company proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders.

If you have any further questions, please contact Jennifer O'Dell, Assistant Director, LIUNA Department of Corporate Affairs at (202) 942-2359.

Sincerely,



Barry C. McAnarney
Executive Director

BCM/gdo

cc: Jennifer O'Dell


swn
Southwestern Energy*

Mark K. Boling
Secretary and General Counsel

Corporate Office
2350 N Sam Houston Pkwy E
Suite 125
Houston, Texas 77032
Tel: 281 618 4806
Fax: 281 618 4820
mboling@swn.com

January 17, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Southwestern Energy Company
Shareholder Proposals of the Massachusetts Laborers' Pension Fund and John Chevedden
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Southwestern Energy Company, a Delaware corporation (the "Company"), is filing this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from the proxy materials for the Company's 2013 annual meeting of stockholders (the "2013 Proxy Materials") a shareholder proposal and statement received from the Massachusetts Laborers' Pension Fund (the "Fund Proposal") and a shareholder proposal and statement received from John Chevedden (the "Chevedden Proposal" and, together with the Fund Proposal, the "Proposals"), both of which relate to the acceleration of vesting of equity awards following a change in control of the Company.

Pursuant to Staff Legal Bulletin 14D (Nov. 7, 2008) and Rule 14a-8(j), the Company is transmitting this letter by electronic mail (shareholderproposals@sec.gov) to the Staff not less than 80 days before the Company intends to file its definitive 2013 Proxy Materials with the Commission and is sending copies of this letter concurrently to the Massachusetts Laborers' Pension Fund and Mr. Chevedden.

THE PROPOSALS

The Fund Proposal requests that the Company's shareholders approve the following resolution:

> "RESOLVED: The shareholders of Southwestern Energy Company ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award(s) granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award(s) will vest on a partial, *pro rata* basis up to the time of the senior

> executive's termination, with such qualifications for an award as the Committee may determine.
>
> For purposes of this Policy, 'equity award' means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not to affect any contractual rights in existence on the date this proposal is adopted."

A copy of the Fund Proposal and supporting statement, which were received by the Company on December 3, 2012, are attached to this letter as Exhibit A.

The Chevedden Proposal requests that the Company's shareholders approve the following resolution:

> "RESOLVED: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, pro rata basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.
>
> For purposes of this Policy, 'equity award' means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not to affect any contractual rights in existence on the date this proposal is adopted."

A copy of the Chevedden Proposal and supporting statement, which were received by the Company on December 9, 2012, are attached to this letter as Exhibit B.

BASES FOR EXCLUSION

We respectfully request that the Staff concur with our view that the Proposals may be excluded from the 2013 Proxy Materials (i) pursuant to Rule 14a-8(i)(9) because they directly conflict with a proposal to be submitted by the Company to its shareholders relating to the adoption of a new long-term equity-based compensation plan and (ii) pursuant to Rule 14a-8(i)(3) because they are vague and indefinite. If the Staff is unable to concur that both Proposals may be excluded for these reasons, we respectfully request that the Staff concur that the Chevedden Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(11) because it duplicates the Fund Proposal that would be included in the 2013 Proxy Materials.

A. Rule 14a-8(i)(9) – The Proposals Conflict with the Company's Proposal

The Company is proposing to adopt a new equity-based long-term incentive plan. If the proposed plan is approved by the compensation committee of the Company's board of directors, the Company will submit the 2013 Long-Term Incentive Plan (the "Plan") to its shareholders at the Company's 2013 annual meeting for approval. The Company will confirm in a supplemental letter to the Staff no later than February 22, 2013 that approval of the Plan will be included as a company-sponsored proposal in the Company's 2013 Proxy Materials. The proposed Plan will be substantially the same as the current long-term incentive plan approved by shareholders in 2004 and will provide, as a default rule, that upon the occurrence of a change in control (as defined in the Plan), outstanding awards that are subject to vesting shall become fully and immediately vested (and, where applicable, shall remain exercisable until their expiration, termination or cancellation).

Under Rule 14a-8(i)(9), a company may exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that the proposals need not be "identical in scope or focus for the exclusion to be available." Exchange Act Release No. 34-40018, n. 27 (May 21, 1998).

The Company believes that the Proposals—which would prohibit accelerated vesting of a senior executive's equity awards following a change in control other than on a pro rata basis up to the time of the executive's termination—directly conflict with the provisions of the Plan, which would expressly provide for accelerated vesting of outstanding awards upon the occurrence of a change in control.

The Staff consistently has permitted the exclusion of shareholder proposals in reliance on Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), where an affirmative vote on both the shareholder proposal and a company proposal would lead to an inconsistent, ambiguous or inconclusive mandate from the company's shareholders. Specifically, the Staff has granted no-action relief when a shareholder proposal seeks to limit or restrict the forms or terms and conditions of equity compensation to senior executives and the company seeks approval of an equity-based compensation plan. *See, e.g., The Charles Schwab Corporation* (Feb. 19, 2010) (shareholder proposal recommending changes to a bonus plan for executives excludable where it conflicted with the terms of the company's compensation plan proposed to the shareholders); *Abercrombie & Fitch Co.* (May 2, 2005) (shareholder proposal that stock options be performance-based conflicted with company's proposed stock option plan, which provided for time-based options); *Crown Holdings, Inc.* (Feb. 4, 2004) (shareholder proposal to discontinue the issuance of certain types of equity awards to specified executives conflicted with company-sponsored equity incentive plan giving the board discretion as to the types and recipients of awards); *AOL Time Warner Inc.* (Mar. 3, 2003) (shareholder proposal prohibiting issuance of additional stock options conflicted with company-sponsored discretionary stock option plan); *Croghan Bancshares, Inc.* (Mar. 13, 2002) (shareholder proposal to exclude specified directors from stock option and incentive plan conflicted with plan granting the board discretion to select award recipients); *First Niagara Financial Group, Inc.* (Mar. 7, 2002) (shareholder proposal to replace stock option grants with cash bonuses conflicted with company's proposed new stock option plan); *Osteotech, Inc.* (Apr. 24, 2000) (shareholder proposal to prohibit stock option grants to executive officers and directors conflicted with proposed new stock plan granting committee discretion to determine identity of award recipients); *Phillips-Van Heusen Corporation* (Apr.

21, 2000) (shareholder proposal that officers and directors consider discontinuing all stock options and other awards conflicted with company's proposal to adopt bonus, incentive and stock option plans); *General Electric Company* (Jan. 28, 1997) (shareholder proposal requiring stock options to be adjusted for inflation conflicted with long-term incentive plan giving committee broad discretion); *Rubbermaid Incorporated* (Jan, 16, 1997) (shareholder proposal requiring stock options to be adjusted for inflation conflicted with restricted stock incentive plan not requiring such adjustment); *SBC Communications, Inc.* (Jan. 15, 1997) (shareholder proposal requiring stock options to be adjusted for inflation conflicted with proposal that the company adopt a plan that would provide for issuance of stock options at fair market value of the stock).

The direct conflict between the Proposals and the Company's proposal relating to the adoption of the Plan is distinguishable from situations in which the Staff has not permitted exclusion because the shareholder proposal would prohibit a particular action and the company's proposal would give the company discretion to determine whether to take that action. For example, in *Fluor Corp.* (Mar. 10, 2003) and *Goldman Sachs Group, Inc.* (Jan. 3, 2003), the Staff did not concur in the exclusion of shareholder proposals that required linking all stock option grants to an industry peer group index where the company proposals gave the Boards discretion to set the terms of stock option grants, without either requiring or prohibiting a link to an industry peer group index. Here, in contrast, the Proposals directly conflict with the Plan: the Proposals would prohibit accelerating the vesting of equity awards following a change in control except on a pro rata basis up to the date of the executive's termination, while the Plan will provide that outstanding unvested awards "shall" vest in full upon a change in control.

Because of this conflict, including both the Proposals and the Company's proposal to approve the Plan in the 2013 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders, and an affirmative vote on the Proposals and the Company's proposed Plan would lead to an inconsistent and inconclusive mandate from the shareholders.

For the foregoing reasons, the Company believes that it may properly exclude the Proposals from the 2013 Proxy Materials under Rule 14a-8(i)(9).

B. Rule 14a-8(i)(3) – The Proposals are Vague and Ambiguous

As a second, independent ground for exclusion, the Company believes it may omit the Proposals from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(3) because the Proposals are materially vague and misleading, such that neither shareholders voting on the Proposals nor the Company in implementing the Proposals would be able to determine with any reasonable certainty exactly what actions or measures the Proposals require.

Rule 14a-8(i)(3) permits a company to exclude a proposal if the proposal or any statement in support thereof is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements." The Staff has consistently taken the position that shareholder proposals may be excluded under Rule 14a-8(i)(3) as vague or misleading if "neither the stockholder voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sep. 15, 2004); *see also, e.g., Fuqua Industries, Inc.* (Mar. 12, 1991). The

Staff considers both the proposal and the supporting statement as a whole in analyzing the "inherently vague or indefinite" standard. *See Puget Energy Inc.* (Mar. 1, 2002).

Here, the Proposals state that they relate to a change in control "as defined under any applicable employment agreement, equity incentive plan or other plan." Because the Proposals define "change in control" by reference to multiple, possibly conflicting, outside sources that are not described in the Proposals and that shareholders cannot easily access, shareholders cannot know the essential elements of the Proposals they are being asked to consider and will be unable to determine with any reasonably certainty what actions the Proposals require.

The Staff has permitted the exclusion of shareholder proposals that impose a standard by reference to a particular set of outside sources and guidelines when the proposal or supporting statement fails sufficiently to describe the substantive provisions of the external guidelines. In *Bank of America Corporation* (Feb. 2, 2009), the Staff agreed that Bank of America could exclude a proposal that defined "independent director" by reference to the standard set by the Council of Institutional Investors, even when the proposal also provided a brief summary of that standard. Similarly, JPMorgan obtained Staff agreement that it could exclude a proposal that defined the meaning of the phrase "grassroots lobbying communication" by reference to federal regulations defining the term. The staff concurred with JPMorgan that the proposal could be excluded under Rule 14a-8(i)(3) as vague and indefinite, noting JPMorgan's view "that the proposal does not sufficiently explain the meaning of 'grassroots lobbying communications.'" *JPMorgan Chase & Co.* (Mar. 5, 2010). The Staff also concurred in *Wellpoint Inc.* (Feb. 24, 2012) that a proposal for an independent chairman could be excluded under Rule 14a-8(i)(3) as vague and indefinite because it defined independence solely with reference to NYSE listing standards, noting that "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Here, the Proposals are even more deficient than those in *Bank of America Corporation, JPMorgan Chase & Co.* and *Wellpoint Inc.* because the proponents' purported definition of "change in control" makes no reference to a particular outside source. Instead, it merely lists generic types of agreements that may or may not contain relevant definitions and leaves it to the shareholders to undertake the determination of what this key term may mean. Because the Proposals do not provide a definition or identify a definitive source from which shareholders may gain an understanding of the definition of "change in control" as intended by the proponents, the Proposals are vague and misleading, and shareholders voting on the Proposals would be unable to determine with any reasonable certainty exactly what actions or measures the Proposals require.

In addition, to the extent that the various documents to which the proponents refer define "change in control" differently, the Company would be unable to determine what actions or measures would be required to properly implement the Proposals. Any action ultimately taken by the Company upon implementation could be significantly different from the expectations of the shareholders voting on the Proposals.

The Staff has permitted the exclusion of shareholder proposals where terms were subject to multiple or differing interpretations, such that it would be unclear how the proposal should be implemented. In *Verizon Communications, Inc.* (Feb. 21, 2008), the Staff agreed that Verizon could exclude a shareholder proposal that used generic terms such as "industry peer group" and "relevant time period," that were subject to multiple interpretations. Similarly, in *International Paper Co.* (Feb. 3, 2011), the Staff concurred that the company could exclude a shareholder proposal that did not "sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal require[d]."

Here, as in *Verizon Communications* and *International Paper*, the term "change in control" is subject to multiple definitions and interpretations and is not explained by the proponents in a manner sufficient to provide either the shareholders or the Company with any certainty as to what actions or measures the Proposals require. As such, and because the proponents refer to ambiguous outside sources for the definition of "change in control," the Proposals are materially vague and misleading in violation of Rule 14a-9, and may be properly excluded from the 2013 Proxy Materials by the Company in reliance on Rule 14a-8(i)(3).

Finally, the Proposals are vague and misleading because they do not address the treatment of equity awards upon a change in control, other than the removal of single trigger vesting. The Proposals fail to address whether an equity grant, while not accelerated, may be replaced with a new equity award from the successor entity.

While the Proposals would provide the Company's compensation committee with some discretion, that discretion would be limited to providing in "an applicable grant or purchase agreement that any unvested award will vest on a partial, pro rata basis" upon termination of employment. The Proposals provide no guidance as to how the issuance of successor equity awards would be treated if an executive's employment were to continue after a change in control. While the tenor of the Proposals might suggest that unvested portions of an award would be forfeited without any further action, the continuation of the award on similar terms in the equity of a corporate successor appears consistent with the Proposals' underlying logic, which is to avoid automatic accelerated vesting and to adhere to the "pay for performance" philosophy. Thus, neither the shareholders in voting on the Proposals nor the Company in implementing them could determine with reasonable certainty exactly what actions or measures would be required with respect to this key term.

We are aware that the Staff recently denied a request by Walgreen Co. to exclude a substantially similar proposal from its proxy materials. *See, e.g., Walgreen Co.* (Oct. 4, 2012). In that request, however, the company argued primarily that the terms "pro rata" and "termination" were vague and misleading. We respectfully note to the Staff that we have presented different grounds for exclusion of the Proposals than those asserted by Walgreen Co.

C. Rule 14a-8(i)(11) – The Chevedden Proposal is Substantially Duplicative of the Fund Proposal

In the event that the Staff is unable to concur that the Company may exclude both Proposals for the reasons set forth above, the Company believes it may exclude the Chevedden Proposal under Rule

14a-8(i)(11) because it duplicates the Fund Proposal that would then be included in the 2013 Proxy Materials.

Rule 14a-8(i)(11) provides that a company may exclude a shareholder proposal if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that the purpose of the exclusion is to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

The standard for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *See Pacific Gas & Electric Co.* (Feb. 1, 1993). In this case, the Fund Proposal and the Chevedden Proposal clearly have the same principal thrust and focus because the wording of the two proposals is nearly identical. Both Proposals request the board to adopt a policy that would prohibit the acceleration of vesting of any equity awards granted to senior executives in the event of a change of control. In fact, the only difference between the Proposals is that the Fund Proposal uses the Company's full name and the plural form of "award." A comparison of the Chevedden Proposal and the Fund Proposal is attached hereto as Exhibit C.

The staff has frequently granted relief on these grounds, and often in instances where the two proposals in question were not identical and included notable differences. *See, e.g., Wells Fargo & Co.* (Feb. 8, 2011) (shareholder proposals including differences in wording, specificity and breadth but related to the same subject matter were substantially duplicative); *Bank of America Corp.* (Mar. 14, 2011) (shareholder proposals including different implementation methodologies but related to the same core issues and principals were substantially duplicative); *Goldman Sachs Group, Inc.* (Mar. 14, 2011) (shareholder proposals requesting different company action and differing in scope but related to the same core issue were substantially duplicative); *J.M. Smucker Co.* (May 17, 2012) (shareholder proposal that the board take steps necessary to declassify the board of directors was substantially duplicative of a previously submitted proposal to be included in the company's proxy materials); *News Corp.* (July 16, 2012) (shareholder proposal that the board take necessary steps to grant voting rights to the non-voting Class A common stock was substantially duplicative of a previously submitted proposal relating to the same voting issue).

In this case, the Proposals not only present the same principal thrust, but are nearly identical in language and identical in subject matter, scope and requested action. As such, Rule 14a-8(i)(11) permits exclusion of the Chevedden Proposal if the Fund Proposal is included in the 2013 Proxy Materials.

When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first-received proposal in its proxy materials, unless that proposal may otherwise be excluded. *See, e.g., Wells Fargo & Co.* (Feb. 8, 2011) and *Great Lakes Chemical Corp.* (Mar. 2, 1998). A company does not have the option of selecting between duplicative proposals; rather, it must include in its proxy materials the first proposal it received. *See, e.g., Wells Fargo & Co.* (Feb. 5, 2003). Here, the Fund Proposal was received by the Company on December 3, 2012 and the Chevedden Proposal was received by the Company on December 9, 2012. Because the Chevedden Proposal was received after the Fund Proposal, the Company believes that the Company may properly exclude the

Chevedden Proposal by virtue of Rule 14a-8(i)(11) if the Fund Proposal is required to be included in the 2013 Proxy Materials.

CONCLUSION

Based upon the foregoing analysis, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Proposals are excluded from the Company's 2013 Proxy Materials (i) pursuant to Rule 14a-8(i)(9) because they directly conflict with a proposal to be submitted by the Company and (ii) pursuant to Rule 14a-8(i)(3) because they are vague and indefinite. If the Staff is unable to concur that both Proposals may be excluded for these reasons, we respectfully request that the Staff concur that the Chevedden Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(11) because it duplicates the Fund Proposal.

* * * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the proponents copy the undersigned on any response it may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact the undersigned or Ryan Maierson of Latham & Watkins LLP at (713) 546-7420 to discuss any questions you may have regarding this matter.

Very truly yours,



Mark K. Boling

cc: Jennifer O'Dell, Assistant Director, LIUNA Department of Corporate Affairs
Barry C. McAnarney, Executive Director, Massachusetts Laborers' Pension Fund
John Chevedden

Enclosures

Exhibit A

Massachusetts Laborers' Pension Fund Proposal and Statement

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
BURLINGTON, MASSACHUSETTS 01803-5201
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

December 3, 2012

Via Facsimile
281-618-4820

Mr. Mark Boling
EVP, General Counsel, and Corporate Secretary
Southwestern Energy Company
2350 N. Sam Houston Parkway
Suite 125
Houston, TX 77032

Dear Mr. Boling:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Southwestern Energy Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 21,238 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director, LIUNA Department of Corporate Affairs at (202) 294-3597. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,



Barry C. McAnarney
Executive Director

BCM/gdo
Enclosure

cc: Jennifer O'Dell

RESOLVED: The shareholders of Southwestern Energy Company ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award(s) granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award(s) will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

SUPPORTING STATEMENT

Southwestern Energy Company allows senior executives to receive an accelerated award of unearned equity upon certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at Southwestern Energy may permit windfall awards that have nothing to do with a senior executive's performance.

The company's 2012 proxy statement states that:

> Our various long-term incentive plans and option agreements provide that all outstanding stock options and all rights become exercisable immediately upon a 'change in control.' The plans also provide that all performance units and shares of restricted stock which have not previously vested or been cancelled or forfeited shall vest immediately upon a 'change in control.'

The section of the proxy entitled "Potential Payouts Upon Change in Control and Termination" includes a table which lists, among other payouts, the "Fair market value of accelerated long-term compensation" for the Company's five Named Executive Officers ("NEOs"). The total amount listed for the NEOs amounts to almost $11 million, with Mr. Mueller, the President and CEO, entitled to approximately $5 million.

We are not persuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other major corporations, including Apple, Chevron, Dell, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards.

We urge you to vote FOR this proposal.

Exhibit B

John Chevedden Proposal and Statement

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Harold M. Korell
Chairman of the Board
Southwestern Energy Company (SWN)
2350 N. Sam Houston Pkwy E Ste 125
Houston TX 77032
Phone: 281 618-4700
FX: 281-618-4820
FX: 281-618-4818

Dear Mr. Korell,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,





John Chevedden Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Mark K. Boling <Mark_Boling@swn.com>
Corporate Secretary
Trecia M. Canty <TCanty@swn.com>

[SWN: Rule 14a-8 Proposal, December 9, 2012]

Proposal 4* – Limit Accelerated Executive Pay

Resolved: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

Under current or future executive pay plans, our company's highest paid executives can receive "golden parachute" pay after a change in control. It is important to retain the link between executive pay and company performance, and one way to achieve that goal is to prevent windfalls that an executive has not earned.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had continuously rated our company "D" since 2009 with "High Governance Risk." Also "Very High Concern" for our director's qualifications and concern regarding our Executive Pay.

Five of our directors had 14 to 46 years long-tenure and these directors controlled 50% of our audit and executive pay committees – plus 60% of our nomination committee. Director independence erodes after 10-years. GMI said long-tenured directors could form relationships that may hinder their ability to provide effective oversight. Four directors were age 71 to 84 and these directors controlled 50% of our audit and executive pay committees – succession planning concern.

GMI said our directors included two former CEOs (Charles Scharlau and Chairman Harold Korell) and CFO Gregory Kerley and this called into question our board's ability to act as an effective counterbalance to management. Plus Lead Director Robert Howard had 17 years long-tenure and was involved with the McDermott International bankruptcy. A more independent perspective would be a priceless asset for our directors.

Our CEO's annual pay included $2.8 million in stock options and restricted stock and these simply vested over time without job performance requirements. Equity pay given as a long-term incentive should include job performance requirements and market-priced stock options may pay off for our executives due to a rising market alone, regardless of our executives' performance. Plus part of the so-called incentive pay given to our highest paid executives was discretionary, which undermined pay for performance. Our CEO had a potential $20 million entitlement under a change in control.

Please vote to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit C

Comparison of the Massachusetts Laborers' Pension Fund Proposal and Chevedden Proposal

RESOLVED: The shareholders ~~**of Southwestern Energy Company**~~ ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity **award**~~**award(s)**~~ granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested **award**~~**award(s)**~~ will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, 'equity award' means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not to affect any contractual rights in existence on the date this proposal is adopted.